Exhibit 99.5

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders
to be held June 21, 2024

THIS PROXY IS SOLICITED ON BEHALF OF
THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Ms. Lea Schuermann of Linklaters LLP, and each attorney employed by Linklaters LLP, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the "Company") to be held on Friday, June 21, 2024 at 10:00 a.m. (Amsterdam time) at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all QIAGEN Shares to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 4, 7, 8, 9, 10, 11, 12 and 13.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 21, 2024

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, 2023 Annual Report and copies of other documentation related to the Annual General Meeting are available at https://corporate.qiagen.com/agm2024

Please sign, date and mail your proxy card in the envelope provided as soon as possible.
The proxy card must be received no later than 5 p.m. (New York Time) on June 17, 2024 for your vote to count.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Proposal to adopt the Annual Accounts for the year ended December 31, 2023 ("Calendar Year 2023").	☐	☐	☐
2. Proposal to cast a favorable non-binding advisory vote in respect of the Remuneration Report 2023.	☐	☐	☐
3. Proposal to discharge from liability the Managing Directors for the performance of their duties during Calendar Year 2023.	☐	☐	☐
4. Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Calendar Year 2023.	☐	☐	☐
5. Reappointment of the Supervisory Directors for a term running up to and including the date of the Annual General Meeting in 2025.			
a. Dr. Metin Colpan	☐	☐	☐
b. Dr. Toralf Haag	☐	☐	☐
c. Prof. Dr. Ross L. Levine	☐	☐	☐
d. Prof. Dr. Elaine Mardis	☐	☐	☐
e. Dr. Eva Pisa	☐	☐	☐
f. Mr. Lawrence A. Rosen	☐	☐	☐
g. Mr. Stephen H. Rusckowski	☐	☐	☐
h. Ms. Elizabeth E. Tallett	☐	☐	☐
i. Mr. Bert van Meurs	☐	☐	☐
j. Ms. Eva van Pelt	☐	☐	☐
6. Reappointment of the Managing Directors for a term running up to and including the date of the Annual General Meeting in 2025.			
a. Mr. Thierry Bernard	☐	☐	☐
b. Mr. Roland Sackers	☐	☐	☐

	FOR	AGAINST	ABSTAIN
7. Remuneration of the Supervisory Board:			
a. Proposal to adopt the Remuneration Policy with respect to the Supervisory Board.	☐	☐	☐
b. Proposal to determine the remuneration of the members of the Supervisory Board.	☐	☐	☐
8. Proposal to reappoint KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2024.	☐	☐	☐
9. Proposal to appoint Ernst & Young Accountants LLP as auditors of the Company for the calendar year ending December 31, 2025.	☐	☐	☐
10. Proposal to authorize the Supervisory Board, until December 21, 2025 to:			
a. issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares of up to 50% of the aggregate par value of all shares issued and outstanding.	☐	☐	☐
b. restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights of up to 10% of the aggregate par value of all shares issued and outstanding.	☐	☐	☐
11. Proposal to authorize the Managing Board, until December 21, 2025, to acquire shares in the Company's own share capital.	☐	☐	☐
12. Proposal to approve discretionary rights for the Managing Board to implement a capital repayment by means of a synthetic share repurchase.	☐	☐	☐
13. Proposal to approve the cancellation of fractional ordinary shares held by the Company.	☐	☐	☐

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.